

April 14, 2014

Via E-mail
Kee Yuen Choi
Chief Executive Officer and Director
eBullion, Inc.
80 Broad Street, 5th Floor
New York, New York 10004

      Re: eBullion, Inc.
               Amendment No. 7 to Registration Statement on Form S-1
               Filed March 24, 2014
               File No. 333-188003

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our comment letter dated February 21, 2014. We also note that you indicate that "eBullion Trade currently . . . does have office space and computer hardware and software necessary for it to operate an electronic trading platform upon approval of its membership application." However, your disclosure then states that "[t]he electronic trading platform that eBullion Trade intends to utilize will not be the electronic platform licensed by Man Loong from True Technology but rather will need to be licensed directly from the Chinese government . . . ." Please revise your disclosure throughout your registration statement to reconcile these disclosures and to explain the status of eBullion Trade's license of the electronic trading platform.

Financial Statements

Financial Statements of eBullion, Inc. for the Three and Nine Months Ended December 31, 2013 and 2012, page F-1

Notes to the Financial Statements, page F-5

4. Loan receivable from eBullion Trade, page F-15

2.   We note your response to our prior comment four. Please expand your response to disclose the activities that most significantly impact eBullion Trade, and tell us who directs those activities. Additionally, please expand your response to tell us how you determined that Man Loong does not have the obligation to absorb the expected losses of eBullion Trade that could potentially be significant to eBullion Trade. Your response should address the impact if the loan is not repaid. Within your response, please refer to ASC 810-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Leslie Marlow, Esq. (Via E-mail)
         Hank Gracin, Esq. (Via E-mail)